Exhibit 99.1

PARAZERO TECHNOLOGIES LTD

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of ParaZero Technologies Ltd. (the “Company”) will be held on Wednesday, July 24, 2024, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel (the “Notice”).

Throughout this Notice and the enclosed Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to ParaZero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1. To approve a Reverse Split of the Company’s Ordinary Shares

To authorize our Board of Directors to effect a reverse split of all of our ordinary shares, par value NIS 0.02 each, at a ratio in the range of 1-for-5 to 1-for-20, with the final ratio and effective date to be determined by the Board of Directors, provided that the effective date shall not be after the first anniversary of the Meeting, and to approve related amendments to the Company’s Articles of Association.

2. Other Business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 10, 2024. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “FOR” approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on July 5, 2024 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

By Order of the Board of Directors,

/s/ Amitay Weiss
Chairman of the Board of Directors

Dated: July 3, 2024.

PARAZERO TECHNOLOGIES LTD.

1 HATACHANA STREET
KFAR SABA 4453001, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.02 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board”) of proxies for use at a Special General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of a Special General Meeting of Shareholders (the “Notice”). The Meeting will be held on Wednesday, July 24, 2024 at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel.

Throughout this Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to ParaZero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1. To approve a Reverse Split of the Company’s Ordinary Shares

To authorize our Board of Directors to effect a reverse split of all of our ordinary shares, par value NIS 0.02 each, at a ratio in the range of 1-for-5 to 1-for-20, with the final ratio and effective date to be determined by the Board of Directors, provided that the effective date shall not be after the first anniversary of the Meeting, and to approve related amendments to the Company’s Articles of Association.

2. Other Business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 10, 2024. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board. Only shareholders of record as of the close of business on July 5, 2024 (the “Record Date”), will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxy cards will be mailed to shareholders on or about July 8, 2024, and proxies will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

OUTSTANDING VOTING SECURITIES AND QUORUM

On July 1, 2024, we had 11,162,546 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least 25% of the voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same time and place, on the following day, Thursday, July 25, 2024, or to such day and at such time and place as the Chairman may determine. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any shareholder present in person or by proxy, shall constitute a quorum.

ITEM 1 — APPROVAL OF A REVERSE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES

Background

As first reported in our report furnished on Form 6-K to the Securities and Exchange Commission (“SEC”) on February 9, 2024, we received a notification letter from Nasdaq on February 8, 2024 (the “Nasdaq Notice”), notifying the Company that it is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided with an initial 180-calendar day period, ending on August 6, 2024 (the “Initial Compliance Period”) to regain compliance with the Minimum Bid Price Requirement. If at any time during the Initial Compliance Period, the closing bid price per share of the Company’s Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, it is expected that Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance within the Initial Compliance Period, it may be eligible for an additional 180-calendar day compliance period, provided that it meets certain listing requirements of the Nasdaq Capital Market (except the Minimum Bid Price Requirement) and notifies Nasdaq of its intent to cure this deficiency during this second compliance period. If the Company has not regained compliance within the period(s) granted by Nasdaq, including any extensions, the Company’s Ordinary Shares will be subject to delisting, pending an appeal to the Nasdaq Hearing Panel.

Purpose and Effect of the Reverse Split

As of the date of this Proxy Statement, we have not yet come into compliance with Nasdaq Listing Rule 5550(a)(2), and there can be no assurance that the closing bid price for our Ordinary Shares will be compliant within the Initial Compliance Period. Nasdaq has discretion whether to grant the additional 180-day compliance period and in the Company’s case, there is uncertainty as to whether Nasdaq will afford us such an additional compliance period. Due to the decrease in the share price of the Company’s Ordinary Shares, we believe that a reverse share split of our Ordinary Shares may be advisable in order to regain compliance with the Minimum Bid Price Requirement either prior to the end of the Initial Compliance Period (in the event that Nasdaq does not afford us such additional compliance period) or prior to the end of the additional 180-day compliance period (in the event that Nasdaq does afford us such additional compliance period). We believe that the continued listing of our Ordinary Shares on the Nasdaq Capital Market will enable us to have better access to the public capital markets while providing for greater liquidity for our shareholders. In addition, we believe that the Reverse Split (as defined below) is advisable in order to make our Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Regaining compliance with Nasdaq Rules will enable us to maintain our listing for trade on the Nasdaq Capital Market.

Our Board intends to effect such Reverse Split only if it believes that a decrease in the number of Ordinary Shares outstanding is likely to improve the trading price of our Ordinary Shares and is necessary to continue our listing on the Nasdaq Capital Market.

The principal effects of the Reverse Split would be that:

●	the per-share exercise price of any outstanding options would be increased proportionately and the number of Ordinary Shares issuable upon the exercise of such options would be reduced proportionately;

●	the number of Ordinary Shares authorized for future issuance under our equity plans would be proportionately reduced and other similar adjustments will be made under the equity plans to reflect the Reverse Split;

●	the exercise, exchange or conversion price of all other outstanding securities, such as warrants, that are exercisable or exchangeable for or convertible into Ordinary Shares would be proportionately adjusted to maintain the intrinsic value of such securities and the number of Ordinary Shares issuable upon such exercise, exchange or conversion would be proportionately adjusted;

●	The par value of our Ordinary Shares will be adjusted in proportion to the ratio of the Reverse Split. For instance, if our Board effects a reverse split at a ratio of 1-for-5, the par value of our Ordinary Shares will change from NIS 0.02 each to NIS 0.10 par value each, and if our Board effects a reverse split at a ratio of 1-for-20, the par value of our Ordinary Shares will change from NIS 0.02 each to NIS 0.40 par value each;

●	the Reverse Split would likely increase the number of shareholders who own odd lots (less than 100 shares). Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally higher than the costs of transactions in “round lots” of even multiples of 100 shares; and

●	after the effective time of the Reverse Split, the Ordinary Shares would have a new CUSIP number, which is a number used to identify our Ordinary Shares.

We are therefore seeking approval of the shareholders to effect a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share, with the par value adjusted proportionally (the “Reverse Split”). If this Item 1 is approved by our shareholders, the Board will have the authority, in its own discretion, within one year of the date of the Meeting, to determine if to implement the Reverse Split, and the exact ratio and the effective date of the Reverse Split.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles of Association, our Board determined that all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one-half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect the price of our Ordinary Shares following the proposed Reverse Split, including the status of the market for our Ordinary Shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our Ordinary Shares may not be sustainable as the direct arithmetic result of the Reverse Split. If the market price of our Ordinary Shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the Reverse Split will be lower than before the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Material Israeli Tax Consequences

The Reverse Split should not be a taxable event for shareholders under Israeli tax laws. Shareholders should consult with their own tax advisors regarding the tax effect, if any, of the Reverse Split on them.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our Ordinary Shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our Ordinary Shares under the constructive sale provisions of the Code; (ix) persons that acquired our Ordinary Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our Ordinary Shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, Ordinary Shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary also assumes that the Ordinary Shares prior to the Reverse Split (the “Old Shares”) were, and the Ordinary Shares after the Reverse Split (the “New Shares”) will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our Ordinary Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts. Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company (“PFIC”), status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split. The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold Ordinary Shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular Ordinary Shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any non-recognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

Based on the projected composition of our income and valuation of our assets, we may have been a PFIC during 2023, and although we have not determined whether we will be a PFIC in 2024, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. However, the Company’s actual PFIC status for the current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to the Company’s status as a PFIC for the taxable year ending December 31, 2024, or any subsequent taxable year. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

THE U.S. CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the Reverse Split.

Proposed Resolutions

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding ordinary shares NIS 0.02 par value each, in the range of a ratio between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share with such par value to be adjusted proportionally, to be effected at the discretion of, and at such ratio and on such date to be determined by the Board, but not later than the first anniversary of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect such reverse share split.”

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

ITEM 2 — OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Shareholders may obtain information directly from the Company, whose registered office is at 1 Hatachana street, Kfar Saba, 4453001, Israel and whose telephone number is +972-3-688-5252. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 3, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 3, 2024, AND THE LATER RECEIPT OF THIS DOCUMENT BY SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (together, the “Companies Law”) and the requirements of the Company’s Articles of Association. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, except that a proposal relating to the appointment or removal of a director (if such proposal is appropriate for such a future meeting), as a company listed on an exchange outside of Israel, may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 10, 2024. If our Board determines that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement.

In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations as well as meet the applicable requirements set forth in the Articles of Association. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Chief Executive Officer. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

By Order of the Board,

/s/ Amitay Weiss
Chairman of the Board

Dated: July 3, 2024